gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

December 14,  2006

Ms. Keira Ino

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

International Food and Wine Consultants, Inc.

SB-2/A7

File No.: 333-136487

Dear Ms Ino:

Enclosed is Pre-Effective Amendment Seven to the above Registration Statement.  The changes are made in response to staff comments on the 6th Amendment to the Registration Statement or represent an updating of material previously filed to reflect any developments in the business of International Food and Wine Consultants, Inc.

1.

The description in MD&A covers substantially the entire balance of 2005 miscellaneous costs. These items were classified as “miscellaneous” because the items are individually not material and there were substantially no comparable items in 2006. The Company added a sentence to the end of the end of the third paragraph of Note 1 to the July 31, 2006 interim financial statements which discloses that “These items were principally hotel costs of staff and participants. The reclassification conforms with prior presentations.” Comparable items in other periods are properly included in cost of sales.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

International Food and Wine Consultants, Inc.

Most & Company, LLP